July 31, 1998

                   QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month period ended June 30, 1998, and 1997, total revenues increased 9.1% from $490,974 to $535,517 and total expenses decreased 5.5% from $398,393 to $376,519. As a result, net income increased 71.7% from $92,581 for the three month period ended June 30, 1997, to $158,998 for the same period in 1998. Rental revenue increased as a result of higher unit rental rates as occupancy levels remained relatively constant. Operating expenses decreased approximately $27,700 (7.8%) as a result of decreases in maintenance and repair and salaries and wage expenses, partially offset by increases real estate tax expenses and property management fees. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $5,800 (13.8%) primarily as a result of an increase in incentive management fees. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income. Occupancy levels for the Partnership's six mini-storage facilities averaged 89.2% for the three month period ended June 30, 1998, and 89.4% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities.

For the six month periods ended June 30, 1998, and 1997, total revenues increased 10.2% from $962,290 to $1,059,947 and total expenses decreased 0.6% from $760,188 to $755,768. As a result, net income increased 50.5% from $202,102 for the six months ended June 30, 1997, to $304,179 for the same period in 1998. Rental revenue increased primarily as a result of higher unit rental rates during the six months of the period. Operating expenses decreased approximately $17,100 (2.6%) primarily due to the same reasons as discussed above. General and administrative expenses increased approximately $12,700 (12.2%) primarily as a result of an increase in incentive management fees, as discussed above.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President